Exhibit (h)(4) Form of Transfer Agency Fee Reimbursement Agreement

May [1], 2009

Forward Management , LLC

433 California Street, 11th Floor

San Francisco, California 94104

Re:	Transfer Agent Fee Reimbursement

This letter agreement (the “Agreement”) confirms the fee reimbursement between Forward Funds (the “Trust”), on behalf of each of the series listed on Schedule A (each a “Fund” and collectively, the “Funds”), and Forward Management, LLC (the “Advisor”) with respect to the transfer agency fees paid by the Funds to the transfer agent, ALPS Fund Services, Inc. (“ALPS”).

1.	Transfer Agent Fee Reimbursement. The Advisor has agreed to reimburse the Trust for the entire amount of the transfer agent fees payable to ALPS under the Transfer Agent Services Agreement, dated (“Transfer Agency Agreement”), between the Trust and ALPS, as set forth in the attached Schedule A.

2.	Term and Termination. This Agreement shall become effective on May 1, 2009 and shall continue in effect until April 30, 2010. The Agreement will terminate automatically in the event of the termination of the Transfer Agency Agreement.

3.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, provided that nothing in this Agreement shall be construed in a manner inconsistent with the Investment Company Act of 1940, as amended, or the Investment Advisers Act of 1940, as amended.

Please indicate your approval of this Agreement by signing and returning a copy of this letter to the Trust.

FORWARD FUNDS	FORWARD MANAGEMENT, LLC

By:	By:
Name:	Name:
Title:	Title:

SCHEDULE A

FUND	Reimbursement Amount*
Accessor Aggressive Growth Allocation Fund
Accessor Balanced Allocation Fund
Accessor Growth Allocation Fund
Accessor Growth & Income Allocation Fund
Accessor Income Allocation Fund
Accessor Income & Growth Allocation Fund

*	These amounts are stated on an annual basis.